FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA  94403-1906

 March 18, 2016

Via EDGAR Transmission

Mr. Mark A. Cowan, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Re:                   Templeton Global Investment Trust (the “Registrant”)

(File Nos. 811-08226, 033-73244)

Dear Mr. Cowan:

On behalf of the Registrant, below are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were provided via telephone to Tara E. Gormel, Esq. of Franklin Templeton Investments and Cory O. Hippler, Esq. of Stradley Ronon Stevens & Young, LLP on October 8, 2015 with regard to Amendment No. 52/53 to the Registrant’s Registration Statement on Form N-1A, as filed with the Commission on August 27, 2015 (the “Amendment”) under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”).  The Amendment was filed in order to register shares of Templeton Foreign Smaller Companies Fund, a new series of the Registrant (the “New Fund”), for public sale under the 1933 Act in connection with the proposed transfer of the assets and liabilities of Templeton Foreign Smaller Companies Fund, an existing series of Franklin Templeton International Trust (the “Existing Fund”), to the New Fund pursuant to an Agreement and Plan of Reorganization (the “Reorganization”), subject to the approval of the Existing Fund’s shareholders.

Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Amendment.

Prospectus Comments

1.      Comment: Confirm that the brackets will be removed from the introductory paragraph of the Fund Summary section, which provides that the Fund currently is closed to new investors, subject to certain limited exceptions.

      Response:  The brackets around the introductory paragraph of the Fund Summary have been removed.  As discussed, the Existing Fund currently is closed to new investors, with certain limited exceptions, and the New Fund will be closed to new investors, subject to the same limited exceptions.

2.      Comment:  With respect to footnote 1 in the Annual Operating Fund Expenses table under Fund Summary—Fees and Expenses of the Fund, please include the end date of the transfer agent’s contractual agreement to cap transfer agency fees for Class R6 shares of the New Fund at 0.01% and confirm that such end date will be at least one year from the effective date of the Amendment.

      Response:  The end date of the contractual agreement to cap transfer agency fees for Class R6 shares of the New Fund has been included, and Registrant confirms that such end date is at least one year from the effective date of the Amendment.

3.      Comment:  Under Fund Summary—Principal Risks—Liquidity, with respect to the statement that “[f]rom time to time, the trading market for a particular security or type of security in which the Fund invests may become less liquid or even illiquid” (emphasis added), please confirm that liquidity risk is a  principal investment risk of the Fund and indicate whether the Fund has a strategy(ies) that give rise to liquidity risk.

      Response:  The Registrant confirms that liquidity risk is a principal risk of the Fund.  The Fund’s principal investment strategy of investing at least 80% of its net assets in investments of smaller companies located outside the U.S., including emerging markets, gives rise to liquidity risk.  The disclosure under Fund Summary—Principal Risks—Foreign Securities includes a statement that “the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile.”

4.      Comment:  In the Principal Investment Policies and Practices section, pursuant to Item 9(b)(1), Instruction 7, of Form N-1A, please state whether the Fund may engage in active and frequent trading.

      Response:   The Registrant respectively declines to add disclosure that the Fund will not engage in active and frequent trading.  The Registrant confirms that active and frequent trading is not part of the Fund’s principal investment strategies.  Item 9(b)(1), Instruction 7, of Form N-1A requires disclosure if the Fund may engage in active and frequent trading of portfolio securities, which the Registrant interprets to mean that no disclosure is required if the Fund does not engage in these activities. Further, Item 9(b)(1), Instruction 2, states that a negative strategy (e.g., a strategy not to invest in a particular type of security or not to borrow money) is not a principal investment strategy and, therefore, not required to be disclosed. This instruction is consistent with prior guidance from the Staff in Generic Comment letters and earlier versions of Form N-1A. If the Fund in the future does engage, or intends to engage, in active and frequent trading, the Fund will modify its principal investment strategy to make this clear and include a corresponding risk.

5.      Comment:  In the Principal Risks—Liquidity section, please disclose that the Fund’s investments in illiquid securities will be limited to 15% of the Fund’s net assets.

      Response:              As stated in Comment No. 7 below, the Fund’s illiquid securities policy has been added to its statement of additional information (“SAI”) and reads as follows: “The Fund may invest up to 15% of its net assets in illiquid securities.”  Consistent with applicable Commission guidance, for purposes of this policy, the Fund’s holdings in illiquid securities are measured at the time of investment.  Therefore, the Fund may not acquire illiquid securities if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid securities.  Because the Fund’s investment in illiquid securities is not a principal strategy of the Fund, the Registrant has not included the policy in the prospectus.

SAI Comments

6.      Comment:  In the Goal, Strategies and Risks—Fundamental Investment Policies section, certain fundamental investment policies include exceptions.  Consider grouping all of the exceptions to the fundamental investment policies together under Non-Fundamental Investment Policies.

      Response:  Registrant respectfully declines to revise the fundamental investment policies by removing the applicable exceptions, as the fundamental investment policies referenced cannot be changed without shareholder approval. Shareholders approved fundamental investment policies for substantially all of the funds in the Franklin Templeton Investments fund complex in connection with a complex-wide proxy solicitation in 2007.  Registrant further believes that repeating the exceptions to the fundamental investment policies under Non-Fundamental Investment Policies would be confusing for investors.

7.      Comment:  Under Goal, Strategies and Risks—Non-Fundamental Investment Policies, disclose that the Fund’s investments in illiquid assets will be limited to 15% of the Fund’s net assets.

      Response: The Fund’s investment policy with respect to illiquid assets has been included in the SAI. Also, please see the Registrant’s response to Comment No. 5 above.

8.      Comment: In the Buying and Selling Shares—General Information section, with respect to the reference to a “good order purchase request,” please define what constitutes “good order.”

       Response: The following definition has been added to the Buying and Selling Shares—General Information section: “Good order” refers to a transaction request where the investor or financial intermediary (or other person authorized to make such requests)   as provided complete information (e.g., fund and account information and the dollar amount of the transaction) to enable the processing of such request.

Part C

9.      Comment:  Please confirm that a copy of the executed Subcontract for Fund Administrative Services for the New Fund will be filed as an exhibit to the Registrant’s registration statement if the Reorganization is approved by the Existing Fund’s shareholders and consummated.

      Response: The Registrant confirms that if the Reorganization is approved by the Existing Fund’s shareholders and consummated, a copy of the executed Subcontract for Fund Administrative Services for the New Fund will be filed as an exhibit to the Registrant’s registration statement.

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in its filings; (ii) the Commission is not foreclosed from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please do not hesitate to contact Tara E. Gormel at (954) 527-7538 or in her absence, Cory O. Hippler at (215) 564-8089, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/LORI A. WEBER

Lori A. Weber

Vice President and Secretary

cc:  Cory O. Hippler, Esq.